August 4, 2008

Mail Stop 3561

C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

**RE: Tata Motors Limited
          File No. 001-32294
          Form 20-F: For the Fiscal Year Ended March 31, 2007**

Dear Mr. Ramakrishnan:

        We have completed our review of your Form 20-F and related filings and have no
further comments at this time.

                                                    Sincerely,

                                                    Lyn Shenk
                                                    Branch Chief